UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 001-41215

CUSIP Number 38287A101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

PART I – REGISTRANT INFORMATION

Gores Holdings IX, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6260 Lookout Road

Address of Principal Executive Office (Street and Number)

Boulder, CO 80301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gores Holdings IX, Inc. (the “Company”) is unable to file its Form 10-Q for the quarterly period ended September 30, 2024 (the “Q3 2024 Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company has delayed filing the Q3 2024 Form 10-Q because management is still evaluating the impact of the previously announced restatement caused by errors for the accounting of the Company’s tax provision. Management is still evaluating the impact of the restatement on the Company’s previously filed Form 10-Q for the quarter ended March 31, 2024, which also impacts the financial results for the Form 10-Qs for the quarters ended June 30, 2024 and September 30, 2024. This requires additional time for evaluation, and it is not expected that the Company will be able to make that filing within the 5 day extension permitted by the rules of the Securities and Exchange Commission.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark Stone	(303)	531-3100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

	Form 10-Q for the quarter ended June 30, 2024.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary results, the Company expects to report net income of approximately $1.75 million for the nine months ended September 30, 2024, compared to net income of approximately $13.7 million for the nine months ended September 30, 2023. These financial results reflect preliminary estimates of the Company’s results of operations as of the date of the filing of this Form 12b-25. These estimates are subject to change upon the completion of the reporting process, adjustments as a result of the completion of the review of potential tax provision accounting errors discussed in Part III above, and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing of filing the Form 10-Q. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. The important factors include, but are not limited to, the finalization of the Company’s third, second and first quarter 2024 financial statements, including the potential impact from the restatement discussed in Part III above, the completion of the Company’s quarterly closing processes and procedures, as well as the general business, financial and accounting risks and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 20, 2024 and as amended on November 13, 2024 and the Company’s other filings with the SEC from time to time. These forward-looking statements speak only as of the date of this Form 12b-25 and are based on information available to the Company as of the date of this Form 12b-25, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Gores Holdings IX, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2024	By:	/s/ Mark Stone
Name: Mark Stone
Title: Chief Executive Officer